December 21, 2006

Re:	Metaldyne Corporation Schedule 13E-3 filed on December 15, 2006 File No. 5-35355
Metaldyne Corporation Schedule 14A and 14C Information Statement/Proxy Statement filed on December 15, 2006 File No. 1-12086

Dear Mr. Pressman:

        On behalf of Metaldyne Corporation ("Metaldyne" or the "Company") and the additional filing persons listed on the cover letter of the amended Schedule 13E-3 (as defined below), the Company files herewith, via EDGAR, Amendment No. 3 to its Schedule 13E-3 transaction statement (the "Schedule 13E-3") and Amendment No. 3 to its Information Statement/Proxy Statement on Schedules 14A and 14C (the "Statement"). These amendments include changes reflecting the Company's responses to the Staff's comments contained in its letter dated December 19, 2006 relating to the Schedule 13E-3 and the Statement, as discussed in email correspondence submitted to the Commission on December 19, 2006 and attached as Annex A hereto, as well as updating changes. Four unmarked copies of the Schedule 13E-3 and the Statement and four copies that are marked to show changes from the versions previously filed with the Commission, along with three copies of this letter, will be hand delivered to you for the Staff's convenience.

* * * * *

        The undersigned, on behalf of the Company, hereby acknowledges that:

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  the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

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  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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  the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Questions regarding any matters with respect to Amendments No. 3 to the Schedule 13E-3 and the Statement may be directed to Jonathan Schaffzin at (212) 701-3380 or Les Duffy at (212) 701-3840.

Very truly yours,

/s/ JONATHAN A. SCHAFFZIN Jonathan A. Schaffzin

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
Mail Stop 3651
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3651

VIA EDGAR

cc:	John Stickel
Metaldyne Corporation, Attn: Logan G. Robinson, Esq.
Thomas Dunn, Esq., Cravath, Swaine & Moore, LLP
Ken Wolff, Esq., Skadden Arps, Slate, Meagher & Flom LLP
John Amorosi, Esq., Davis Polk & Wardwell LLP
Les Duffy, Esq.

ANNEX A

From:	Schaffzin, Jonathan
Sent:	Tuesday, December 19, 2006 10:06 PM
To:	'pressmanm@sec.gov'
Cc:	Duffy, W. Leslie; Robinson, Logan; Thomas Dunn (tdunn@cravath.com); Schaffzin, Jonathan
Subject:	Metaldyne Corporation

Mr. Pressman,

        Per our discussion this morning, attached are changed pages to respond to the comments set forth in the letter dated today from the Staff. If these are acceptable to you, we would propose to file definitive materials including these changes and other changes, as appropriate, to update disclosure as to the progress of the transaction.

        We have made changes to positively respond to each of your comments. Please note that we have been unable to obtain by this evening the fee amounts paid by RHJI and Asahi Tec to Deutsche Securities during the past 2 years in response to comment 2 (apart from those payable in connection with the transaction), but will provide such number as soon we are able. In the interest of time and in light of our deadline, I hope you understand our desire to otherwise put these pages in front of you and to not delay any further while we await that number.

        In addition, I understand that the Schedule 13Ds have been or are being filed tonight and tomorrow morning.

        Please do not hesitate to contact me to discuss the atached pages. I apologize for the delay in submitting these pages to you but it was due to the effort to get the one blank on fees filled as referenced above. We hope to clear the document with you during the day Wednesday to permit a printing on Wednesday night/Thursday morning and a mailing immediately thereafter.

Again, thank you for your assistance.

Regards,

Jonathan Schaffzin

board of directors considered a number of factors, in consultation with Metaldyne's legal and financial advisors.

        During its meeting on November 26, 2006, Metaldyne's board of directors, by unanimous action of all participating members, approved and voted to enter into, and recommend that Common Stockholders vote to approve and adopt, the Merger Agreement and related transactions. One director, Charles Becker, was unable to attend this meeting.

        Set forth below are all material reasons the board considered in reaching its decision for undertaking a transaction at this time and to approve and adopt the Merger Agreement and related transactions. The board considered the following alternatives: (1) continuing as a standalone company—which was viewed as having significantly greater risk due to the high leverage, associated interest burden and the preferred stock accretion as well as the capital investment required; (2) refinancing its debt at a less onerous interest rate—which was determined, based on discussions with numerous financial institutions, not to be possible given the challenging conditions in the North American automotive industry; and (3) raising additional equity to pay off debt—which was not considered a viable possibility due to the high leverage, associated interest burden and the preferred stock accretion.

        The material factors which the board believed to support its determination to recommend the Merger and the reduced consideration to be paid common stockholders are:

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  the presentation of Lazard made on November 24, 2006 and Lazard's opinion as to the fairness as of November 26, 2006, from a financial point of view, of the cash consideration to be paid in the Merger to the holders of Common Stock (other than (i) Metaldyne, Asahi Tec and Acquisition Sub and any subsidiary thereof, (ii) any holders who properly exercise dissenter's rights, and (iii) any stockholder who is a principal company stockholder). We have described Lazard's opinion in detail under the heading "The Merger—Special Factors—Opinion of Lazard Frères & Co. LLC"; the board was not aware of and did not consider any reports, opinions or appraisals received by any other filing person in connection with its deliberations;

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  its belief that a merger transaction, such as the proposed Merger with Asahi Tec, is necessary at this time given the challenges faced by Metaldyne and is the best alternative reasonably available to Metaldyne at this time in light of Metaldyne's business, operations, properties, assets, financial condition, operating results, prospects and greater risks and challenge of operating on a standalone basis, such as:

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  Metaldyne's high degree of leverage and related high interest burden (interest costs were approximately $90 million in 2005 and are higher in 2006);

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  continuing macroeconomic and industry challenges confronted by its customer base and their suppliers, including recent ratings downgrades, bankruptcies, plant closings and declines in trading performance; continuing increases in raw material and energy costs and their adverse impact on Metaldyne's performance (customers typically request 1% to 5% annual price reductions on the products Metaldyne sells);

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  the high concentration of the Company's customer base with three companies in North America with declining market shares;

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  continuing liquidity challenges for suppliers within the North American automotive industry (for example, Metaldyne was one of the largest unsecured creditors of Dana Corporation and, upon its bankruptcy filing in March 2006, Metaldyne's total claims exceeded $10 million); and

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    that, while Heartland and Masco have an interest in both the Common Stock and preferred stock, DaimlerChrysler did not have such an interest and both Masco and DaimlerChrysler maintained throughout negotiations that Heartland receive no more favorable terms than did Masco and DaimlerChrysler.

    The foregoing set of factors concerning relative allocation provided the board with reasons supporting a determination that they had obtained the greatest practicable cash consideration for the Common Stockholders from the pool of value being offered by Asahi Tec.

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  the TriMas shares had additional value and would be distributed to Common Stockholders of record as of the business day immediately prior to the closing of the Merger, subject to the closing of the Merger, the other conditions to the TriMas distribution and legal transfer restrictions;

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  the existence of appraisal rights under Delaware law in favor of the 3% minority stockholders and the agreement by the principal company stockholders to waive appraisal rights;

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  the interested members of the board of directors declared and disclosed their interests in the Merger and related transactions and the other disinterested member of the board voted to approve the Merger and related transactions;

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  the financial and other terms and conditions of the Merger Agreement, particularly in light of the substantial risk that Asahi Tec would have had the right at some point to terminate the original Merger Agreement due to an inability to obtain a consent from Metaldyne noteholders on acceptable terms or the potential inability of Metaldyne to satisfy certain of the financial conditions in the August debt commitment letter; the board believed that the terms were as favorable, taken as a whole, as could be reasonably achieved;

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  the terms and conditions of the debt commitment letter obtained for the refinancing of Metaldyne's senior credit and accounts receivables securitization facilities and related fees and expenses and the fact that the debt commitment letter represented renegotiated arrangements with less risky financial conditions to closing (specifically, the leverage condition) than had been agreed to in August 2006;^

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  RHJI's willingness to increase its equity commitment from a maximum of $175 to $185 million to reduce debt and the terms of the equity commitment letter provided by RHJI and Heartland's willingness to provide an additional $15 million to help offset the increased costs of closing the transaction attributable to the Metaldyne notes consent solicitations^; and

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  the going concern value of Metaldyne, which the board considered to be the best metric for valuing Metaldyne; it considered this to be the equivalent of the comparable companies and discounted cash flow analyses employed by Lazard, which utilized both market data and Company derived projections and related assumptions, among other things; no valuation materials were considered other than those provided by Lazard to the board of directors.

        In addition to the foregoing supporting factors, the board of directors considered a variety of risks and other potentially negative factors concerning the Merger and the Merger Agreement, which the board considered insufficient to outweigh the supporting factors referred to above. Such material risks and other factors were:

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  in considering the interests of the 3% minority stockholders, the board considered the lack of a special committee of independent directors and, while it considered this to be less than ideal and

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  the absence of any price protection in favor of the reinvesting stockholders to address the potential for changes in the value of the Asahi Tec common stock between signing and closing;

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  the absence of trading values for the Common Stock;

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  the absence of an auction of Metaldyne prior to the signing of the Merger Agreement; and

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  the expected consent of a majority of the Common Stockholders to approve the Merger soon after the signing of the Merger Agreement, which would likely preclude a superior offer being made on a timely basis.

        The^ board considered the following factors to be irrelevant to its determination to recommend the Merger for the stated reasons:

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  current and historical market prices for the Metaldyne common stock—As noted, there is no trading market for the Metaldyne common stock so these factors were not relevant to the board's evaluation of fairness.

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  net book value—The board of directors did not consider the Company's net book value, which is an accounting concept, to be material to the conclusion regarding the fairness of the Merger because they believed that net book value is not a material indicator of the value of the Company as a going concern, but rather is indicative of historical cost. The price of $2.57 to be paid to the 3% minority stockholders represents a premium of 85% to the net book value at October 1, 2006, of the Company, excluding the net book value attributed to the TriMas shares.

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  liquidation value—In the course of reaching its decision to approve the Merger Agreement, the Company's board of directors did not consider the liquidation value of the Company's assets because the Company was considered to be a viable going concern business. The board of directors believed that the liquidation value would be significantly lower than the Company's value as a viable going concern. The basis for this belief included the following factors: the Company's large order book and sales forecasts prepared by the Company's management (which were used in the going concern valuation discussed above); the approximately $700 million of value as of October 1, 2006 on Metaldyne's balance sheet representing intangible assets such as technology, customer contracts and goodwill that would have little to no value in a liquidation assumption; and the general overcapacity in the automotive supplier community and therefore the depressed prices expected for individual automotive assets. In addition, the board was considering the sale of Metaldyne as a going concern. Accordingly, the liquidation value of the Company was not relevant to a determination by the board as to whether the Merger is fair to the Company's unaffiliated stockholders.

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  purchase prices paid for Metaldyne common stock over the past two years by persons filing the Schedule 13e-3 related to this transaction—There have been no such purchases known to the board of directors so it did not consider this as relevant to a determination of fairness.

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  ^ firm offers of which Metaldyne or any of the filing persons are aware made by any unaffiliated person, other than the filing persons, during the past two years for a merger or consolidation involving Metaldyne, or the sale or other transfer of all or any substantial part of the assets of Metaldyne, or a purchase of Metaldyne securities that would enable the holder to exercise control of the Metaldyne—There have been no such firm offers and, therefore, this factor was not relevant to the board's evaluation of the fairness of the Merger.

uncertainty, being based upon numerous factors or events beyond the control of RHJI, Asahi Tec, the Company or their respective advisors, neither Deutsche Securities nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

        The terms of the Merger were determined through negotiations between Asahi Tec, RHJI and the Company and were approved by the Asahi Tec Board of Directors. Although Deutsche Securities provided advice to RHJI and the Deutsche Securities Opinion to Asahi Tec during the course of these negotiations, the decision to enter into the Merger was solely that of Asahi Tec. As described above, the delivery of the Deutsche Securities Opinion to Asahi Tec was only one of a number of factors taken into consideration by the Asahi Tec Board of Directors in making its determination to approve the Merger. Deutsche Securities' opinion was provided to Asahi Tec to assist it in connection with its consideration of the Merger and does not constitute a recommendation to any holder of Asahi Tec Common Stock as to how to vote with respect to the Merger. In addition, Deutsche Securities expresses no opinion on the value of the Company Common Stock or the Company Preferred Stock or the fairness of the consideration to be received by such Company common stockholders or the Company preferred stockholders in connection with the Merger. The Deutsche Securities Opinion was for the benefit of the Asahi Tec Board of Directors and does not constitute a recommendation to any holder of securities of the Company as to how to vote or consent with respect to the Merger.

        RHJI selected Deutsche Securities as financial advisor in connection with the Merger based on Deutsche Securities' qualifications, expertise, reputation and experience in mergers and acquisitions. RHJI has retained Deutsche Securities pursuant to a letter agreement dated May 23, 2006 (the "Engagement Letter"). As compensation for Deutsche Securities' services in connection with the Merger, RHJI has agreed to pay Deutsche Securities a cash fee upon delivery of the Deutsche Securities Opinion and has agreed to pay an additional fee contingent on the consummation of the Merger. As compensation for Deutsche Securities' services in connection with the Merger, RHJI has agreed to pay or cause Asahi Tec to pay Deutsche Securities a cash fee upon delivery of the Deutsche Securities Opinion and an additional cash fee payable upon consummation of the Merger for a total fee of $5.0 million. Regardless of whether the Merger is consummated, RHJI has agreed to reimburse Deutsche Securities for reasonable fees and disbursements of Deutsche Securities' counsel and all of Deutsche Securities' reasonable travel and other out-of-pocket expenses incurred in connection with the Merger or otherwise arising out of the retention of Deutsche Securities under the Engagement Letter. RHJI has also agreed to indemnify Deutsche Securities and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Merger.

        Deutsche Securities is an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group") and is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. One or more members of the DB Group have, from time to time, provided investment banking and other financial services to RHJI, Asahi Tec and the Company or their affiliates for which it has received customary compensation. One or more members of the DB Group recently acted as a joint lead arranger and a sole joint bookrunner for the Company's existing senior credit facilities of $574.7 million. The DB Group's financing role in connection with the Merger has changed since the delivery of the Deutsche Securities Opinion. In connection with the Merger one or more members of the DB Group have now agreed to act as a joint bookrunner for the Company's term facility and lead arranger and joint book runner for the revolving credit facility and is expected to receive $5.0 million in fees in connection therewith. In the past two years, for services rendered in other roles referred to above total fees paid by the Company to Deutsche Securities were approximately $1.0 million and total fees paid by Asahi Tec, RHJI and Acquisition Sub were $[                ].

Position of Our Board of Directors

        Metaldyne's board of directors believes for the reasons discussed under "—Reasons for the Merger" that the Merger is advisable, procedurally and substantively fair to Metaldyne's stockholders, including Metaldyne's unaffiliated stockholders, and in the best interests of Metaldyne's Common Stockholders and that the consideration to be received by the Common Stockholders, including the 3% minority stockholders, in the Merger is fair and reasonable. At a meeting on November 26, 2006, Metaldyne's board of directors unanimously (with one director absent) approved and voted to enter into, and recommend that Metaldyne's stockholders vote to approve and adopt, the Merger Agreement and related transactions. Metaldyne's board of directors recommended approval of the Merger by Common Stockholders. The board expressly adopted and is relying on the analyses and conclusions of Lazard as presented to the board of directors. The necessary stockholder approval for the Merger has already been obtained.

Position of Heartland

        Heartland did not undertake a formal evaluation of the fairness of the Merger or engage a financial advisor for such purposes. However, Heartland believes the Merger is advisable, procedurally and substantively fair to Metaldyne's stockholders, including Metaldyne's unaffiliated stockholders, and in the best interests of Metaldyne's Common Stockholders and that the consideration to be received by the Common Stockholders, including the 3% minority stockholders, in the Merger is fair and reasonable. A representative of Heartland participated as a Director in the meeting of Metaldyne's board of directors on November 26, 2006, and joined other Directors present in voting unanimously (with one director absent) to approve and enter into and recommend that the Metaldyne stockholders vote to approve and adopt the Merger Agreement and related transactions. The reasons set forth above under "—Reasons for the Merger" constitute all the material reasons for Heartland believing that the Merger is advisable and in the best interest of Metaldyne's Common Stockholders. Heartland expressly adopted and is relying on the analysis and conclusion of Lazard as presented to the board of directors and the analysis and conclusion of the board of directors as described above under "—Position of Our Board of Directors."^

        Heartland has interests in the Merger different from, and in addition to, the other Common Stockholders. See "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger."

Position of Certain Executive Officers

        Messrs. Leuliette, Stafeil and Amato, who have entered into new employment agreements with Asahi Tec, did not undertake a formal evaluation of the fairness of the Merger or engage a financial advisor for such purposes. However, each of such persons believes the Merger is advisable, procedurally and substantively fair to Metaldyne's stockholders, including Metaldyne's unaffiliated stockholders, and in the best interests of Metaldyne's Common Stockholders and that the consideration to be received by the Common Stockholders, including the 3% minority stockholders, in the Merger is fair and reasonable. Mr. Leuliette participated as a Director in the meeting of Metaldyne's board of directors on November 26, 2006, and joined other Directors present in voting unanimously (with one director absent) to approve and enter into and recommend that the Metaldyne stockholders vote to approve and adopt the Merger Agreement and related transactions. Messrs. Stafeil and Amato were present at each relevant board meeting at which the Merger was discussed. The reasons set forth above under "Reasons for the Merger" constitute all the material reasons for Messrs. Leuliette, Stafeil and Amato believing that the Merger is advisable and in the best interest of Metaldyne's Common Stockholders. Messrs. Leuliette, Stafeil and Amato each have expressly adopted and is relying on the analysis and conclusion of Lazard as presented to the board of directors and the analysis and conclusion of the board of directors as described above under "—Position of Our Board of Directors."^

        Messrs. Leuliette, Stafeil and Amato each have interests in the Merger different from, and in addition to, the other Common Stockholders. See "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger."

Position of RHJI, Asahi Tec and Acquisition Sub

        Asahi Tec, Acquisition Sub and RHJI attempted to negotiate the terms of a transaction that would be most favorable to them, and not to the stockholders of Metaldyne, and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were fair to such stockholders.

        None of Asahi Tec, Acquisition Sub or RHJI believes that it has or had any fiduciary duty to Metaldyne or its stockholders, including with respect to the Merger and its terms. None of Asahi Tec, Acquisition Sub or RHJI participated in the deliberations of Metaldyne's board of directors regarding, or received advice from the company's legal or financial advisors as to, the substantive and procedural fairness of the proposed merger, nor did Asahi Tec, Acquisition Sub or RHJI undertake any independent evaluation of the fairness of the proposed Merger to Metaldyne's stockholders or engage a financial advisor for such purposes.

        However, Asahi Tec, Acquisition Sub and RHJI believe that the proposed Merger is substantively and procedurally fair to the Common Stockholders, including the 3% minority stockholders. The belief of each Asahi Tec, Acquisition Sub and RHJI that the Merger is fair to the Common Stockholders is based solely upon the reasons set forth above under "—Purposes, Reasons and Plans for Metaldyne After the Merger."

        The foregoing discussion of the information and factors considered and given weight by Asahi Tec, Acquisition Sub and RHJI in connection with the fairness of the Merger is not intended to be exhaustive but is believed to include all material factors considered by Asahi Tec, Acquisition Sub and RHJI. Asahi Tec, Acquisition Sub and RHJI did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching its conclusion as to the fairness of the proposed merger. Rather, their fairness determination was made after consideration of all of the foregoing factors as a whole. The views of Asahi Tec, Acquisition Sub and RHJI should not be construed as a recommendation to any stockholder with respect to the Merger Agreement.

        Asahi Tec, Acquisition Sub and RHJI did engage Deutsche Securities Inc. as financial advisor for the purpose of evaluating the fairness of the merger consideration to Asahi Tec. The written opinion of Deutsche Securities Inc., dated November 27, 2006, is attached hereto as Annex C. Please see "—Opinion of Deutsche Securities Inc." for a summary of this opinion.

Position of Credit Suisse Entities

        ^ The Credit Suisse Entities did not participate in any of the negotiations surrounding the Merger, nor did any of the Credit Suisse Entities receive any advice from Metaldyne's legal or financial advisors as to the fairness of the Merger to the Metaldyne Stockholders, including the 3% minority shareholders. The Credit Suisse Entities did not undertake any formal independent evaluation of the fairness of the Merger, nor did they engage a financial advisor to perform, any valuation or other analysis for the purposes of assessing the fairness of the Merger. However, the Credit Suisse Entities believe that the Merger is substantively and procedurally fair to the Common Stockholders, including Metaldyne's unaffiliated stockholders.

        The CS Private Equity Funds, however, have the right to appoint a director to the Company's board. The CS Private Equity Funds have appointed an outside consultant to the CS Private Equity Funds as its appointee to the Metaldyne board of directors (the "CS Director"). The CS Director participated in the meeting of Metaldyne's board of directors on November 26, 2006, and joined the other Directors present in voting unanimously (with one director absent) to approve, enter into and recommend that the Metaldyne stockholders vote to approve and adopt the Merger Agreement and related transactions.

        The Credit Suisse Entities' belief that the Merger is fair to the Common Stockholders is based solely upon the reasons set forth above under "—Reasons for the Merger." The Credit Suisse Entities have expressly adopted and are relying on the analysis and conclusion of Lazard as presented to the board of directors and the analysis and conclusion of the board of directors as described above under "—Position of Our Board of Directors."^

        The Credit Suisse Entities believe that these factors provide a reasonable basis for their belief that the Merger is fair to the Common Stockholders. The Credit Suisse Entities have interests in the Merger different from, and in addition to, the other Common Stockholders. See "The Merger—Special Factors—Certain Effects of the Merger; Interests of Certain Persons in the Merger."

Position of Masco

        ^Masco did not participate in any of the negotiations between Asahi Tec and Metaldyne in relation to the Merger, nor did Masco receive any advice from Metaldyne's legal or financial advisors as to, the fairness of the merger to the Common Stockholders, including the 3% minority shareholders. Furthermore, Masco did not undertake any formal independent evaluation of the fairness of the Merger on behalf of the Common Stockholders generally nor did it engage a financial advisor to perform any valuation or other analysis for the purposes of assessing the fairness of the Merger to the Common Stockholder generally.

        Indeed, the Common Stockholders should be aware that, while Masco also owns shares of Metaldyne Common Stock, Masco holds series A preferred stock in Metaldyne that is senior in the capital structure to Metaldyne Common Stock and all other series of Metaldyne preferred stock. The liquidation preference of Masco's series A preferred stock (which includes accrued but unpaid dividends) exceeds $85 million, which is a value well in excess of that proposed to be paid for Masco's shares of Metaldyne Common Stock in the Merger (i.e., $5,753,530). When the transactions described in this document were proposed to Masco and throughout all negotiations regarding these transactions between Masco, on the one hand, and Metaldyne, Heartland, RHJI and/or Asahi Tec, on the other, Masco was asked to accept aggregate consideration in the Merger for its shares of series A preferred stock that was far less than the liquidation preference for those shares. This was so even though it was proposed that holders of junior equity securities like Metaldyne Common Stock and all other series of Metaldyne preferred stock were to receive consideration for their shares in the Merger. In response to these requests and throughout the negotiations with these parties, Masco consistently sought to receive either the full liquidation preference for its series A preferred stock or, at a minimum, to reduce to the maximum extent possible the discount that Masco was willing to accept for those shares relative to their liquidation preference at closing. As a result, the Common Stockholders should understand that Masco's interests were in significant conflict with those of the Common Stockholders when negotiating and seeking changes to the terms on which Masco was prepared to proceed with the transaction. This is so because every additional dollar that Masco was able to secure for its series A preferred shares by virtue of its efforts in these negotiations could theoretically have resulted in (and, to some extent, did result in) one dollar less being paid to the holders of the Common Stock, including the 3% minority stockholders.

        In respect to Masco's relationship with Metaldyne, however, it is worth recognizing that Masco does have the right to appoint a director to the Company's board. While Masco has not appointed anyone that is currently a director to Metaldyne's board, one of Masco's outside directors, J. Michael Losh, is also a director of Metaldyne.

        With all of the foregoing by way of background, Masco does believe that the Merger is substantively and procedurally fair to the Common Stockholders, including the 3% minority stockholders. Masco's belief that the Merger is fair to the Common Stockholders is based solely upon the reasons set forth above under "—Reasons for the Merger." Masco has expressly adopted and is relying on the analysis and conclusion of Lazard as presented to the board of directors.

        In this respect, Masco wishes to emphasize one factor that is referred to above under "—Reasons for the Merger" that it views as particularly important in supporting its belief that the Merger is substantively and procedurally fair to the Common Stockholders, including the 3% minority stockholders. Namely, as holder of the series A preferred shares, Masco does not believe that it will be receiving its full liquidation preference at closing for those shares, notwithstanding the fact that all of the junior equityholders in Metaldyne, including the Common Stockholders, will be receiving consideration in the Merger. Masco views this as particularly unfair to it as a holder of the series A